Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

February 12, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce Jay Ingram Division of Corporation Finance Office of Manufacturing

Re:	Latham Topco, Inc. Draft Registration Statement on Form S-1 Submitted on January 19, 2021 CIK No. 0001833197

Ladies and Gentlemen:

On behalf of Latham Topco, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement as originally submitted with the Securities and Exchange Commission (the “Commission”) on January 19, 2021.

Amendment No. 2 is being confidentially submitted to the Securities and Exchange Commission for nonpublic view pursuant to pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act.

Amendment No. 2 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated February 2, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Securities and Exchange Commission

Division of Corporation Finance

February 12, 2021

Note 22 Subsequent events, page F-36

1.	We note your response to our prior comment number six. We are not in a position to evaluate your response, pending the filing of all required financial statements. Please file all required financial statements as soon as practicable.

The Company respectfully advises the Staff that its acquisition of G.L. International, LLC (“GLI”) was completed on October 22, 2020. The Company performed its evaluation of the significance of GLI in accordance with the final amendments pursuant to Release No. 33-107876, which require both the numerator and denominator in the respective significance tests to be calculated using total assets, revenue and income before income taxes of the Company and GLI as of and for the year ended December 31, 2019 prepared in accordance with US GAAP. The Company advises the Staff that for purposes of numerator in the asset test and the income component and revenue components of the income test, the Company used GLI’s financial information from GLI’s audited consolidated financial statements as of and for the year ended December 31, 2019 prepared in accordance with US GAAP. The Company respectfully advises the Staff, as noted in its response to prior comment number six, that its acquisition of GLI did not individually meet the threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X as none of the asset, investment or income tests exceeded the 20% significance threshold. As such, the Company has not included GLI’s financial statements in the Registration Statement.

Additionally, as discussed with the Staff on February 8, the Company advises that it intends to file an amendment to the Registration Statement in March 2021 that will include its consolidated financial statements as of and for the year ended December 31, 2020. The Company will comply with the disclosures required in accordance with Accounting Standards Codification Topic 805, Business Combinations for its acquisition of GLI, as well as any disclosure or discussion required for its acquisition of GLI in its Management Discussion and Analysis of Financial Condition and Results of Operations in accordance with Regulation S-K Item 303.

General

2.	We note your response to comment 7 of our prior letter, and we reissue our comment. Please provide the consent of the third-party in accordance with Rule 436.

The Company acknowledges the Staff’s comment, and respectfully submits that (a) the reports were not prepared for use in connection with the Registration Statement so they are not subject to Rule 436 under the Securities Act and Section 7(a) of the Securities Act and (b) the Company does not believe that the report provider is an “expert” for purposes of Section 7(a) of the Securities Act and Rule 436 under the Securities Act, in each case for the reasons set forth below. In addition, in respect to the Staff comments, the Company is amending the Registration Statement to clarify that it takes full responsibility for the industry and market data in the prospectus.

The Reports were not prepared for use in connection with the Registration Statement

A written consent of an expert is required pursuant to Section 7(a) of the Securities Act if such entity is named as having prepared or certified a report or valuation “for use in connection with the registration statement”.

Securities and Exchange Commission

Division of Corporation Finance

February 12, 2021

As described below, none of the reports (the “Third Party Reports”) were prepared for use in connection with the Registration Statement. All of the Third Party Reports were commissioned in the ordinary course of operations of the Company and/or in connection with potential acquisitions. Set forth below is a description of (a) the history of the relationship between the Company and the report provider (the “Third Party Report Provider”), (b) the context of the reports that were commissioned and (c) the specific role that the Third Party Report Provider undertook in the creation of the content referred to in the Registration Statement.

The Third Party Reports consist of the following:

•	Project Lake – Final Update, dated January 28, 2015 (the “2015 Study);
•	Project North – Diligence Read-out, dated April 2019 (the “April 2019 Study”), and the Australia Plan Deck, dated March 5, 2019, which sets forth the scope and purpose of the April 2019 Study (the “Australia Plan Deck”);
•	Latham Pools – Fiberglass Deep Dive, dated May 2019 (the “May Fiberglass Study”) and the North America Plan Deck, which sets forth the scope and purposes of the May Fiberglass Study (the “North America Plan Deck”);
•	Latham Pools – Strategy Working Session, dated May 3, 2019 (the “May 2019 Study) and the North America Plan Deck, which sets forth the scope and purposes of the May 2019 Study; and
•	Latham DD: Final Update, dated September 24, 2020 (the “2020 Study”) and the Third Party Report Provider’s 2020 Study Summary (the “2020 Summary”), which shows the focus of the project.

2015 Study

The Company's current principal shareholder, Pamplona Capital Management, LLC (“Pamplona”), did not own the Company’s business at the time of the 2015 Study. There were no plans to conduct a registered securities offering at the time of the 2015 Study.

April 2019 Study

In connection with the proposed acquisition of Narellan Group Pty Limited (“Narellan”), a fiberglass pool manufacturer in Australia (a market in which the Company had no prior experience), the Company appointed the Third Party Report Provider to conduct market diligence, and aggregate and analyze information. The parameters for the April 2019 Study were pre-established by management. The Company completed the acquisition of Narellan in April 2019.

May 2019 Study and May Fiberglass Study

Following the successful engagement in Australia and the potential need to invest in the United States as the Narellan business model was launched in North America, the Company quickly moved in April 2019 to begin a similar engagement with the Third Party Report Provider in the United States. The North America Plan Deck contains the key questions to be answered by the Third Party Report Provider in the May 2019 Study and the May Fiberglass Study, which included the following: market overview, including size, growth and competitive positioning; fiberglass deep dive; and how to implement a growth model based on fiberglass pool manufacturing. The parameters for the May 2019 Study and the May Fiberglass Study were pre-established by management. Based on the May 2019 Study and the May Fiberglass Study, the board of directors of the Company approved a plan to invest significantly to bring the Narellan business model to North America.

Securities and Exchange Commission

Division of Corporation Finance

February 12, 2021

2020 Study

In 2020, the Company executed letters of intent to acquire two regional competitors in North America – GLI and another competitor. The Company set out compressed diligence windows to complete both transactions, and appointed the Third Party Report Provider to focus primarily on the viability of the markets and quality of the target companies. Given the compressed timeline for the transactions (including the diligence exercise), the Company did not enter into a formal document setting out the scope of the Third Party Report Provider’s engagement. However, the 2020 Summary sets forth the main focus areas of the diligence, which was the viability of the market and quality of the target companies. The 2020 Summary sets forth the provenance of the information contained in the 2020 Study, which was primarily research calls, surveys, and third-party data. The Company completed the acquisition of GL International, LLC on October 22, 2020.

For the reasons stated above, the Company respectfully submits to the Staff that (a) all of the Third Party Reports were commissioned in the ordinary course of operations of the Company and/or in connection with potential acquisitions, (b) the Third Party Reports were not commissioned in connection with the offering or specifically for use in the Registration Statement and (c) the Company had not contemplated commencing preparation for an initial public offering at the time that these studies were commissioned.

The Third Party Report Provider is not an “expert”

Rule 436 under the Securities Act requires a written consent if any portion of the report or opinion of an “expert” or counsel is quoted or summarized as such in a registration statement.

The Company respectfully reiterates to the Staff that the Third Party Report Provider is not an expert with respect to the Registration Statement. The Third Party Report Provider is a research and consulting firm that primarily collects and aggregates data, and the related information contained in the Registration Statement reflects such collected and aggregated data, which was based on criteria and parameters pre-established by the Company’s management (as set forth in the section above). Such data does not reflect the opinion or judgment of an “expert,” and the Third Party Report Provider is neither among the enumerated professions under Section 7 of the Securities Act, nor is it within a “profession [that] gives authority to a statement made by [such providers].” As such, the Company believes that the Third Party Report Provider is not among the class of persons subject to Section 7 and Rule 436 of the Securities Act as “experts”. The Company has neither expressly identified the Third Party Report Provider as an “expert” in the Registration Statement nor purported to make statements in the Registration Statement on the authority of the Third Party Report Provider as an “expert.”

The Company is responsible for the data in the prospectus

In order to clarify the disclosure in the Registration Statement, the Company has modified its disclosure that it takes full responsibility for the industry and market data in the prospectus. The revisions have been made in a prominent section of the prospectus (page ii – “industry and market data”) in Amendment No. 2, and similar responsibility statements have been added in the relevant sections in Amendment No. 2 (pages 3 and 73 – “Industry Overview”). The Company acknowledges full Section 11 liability for such data.

Securities and Exchange Commission

Division of Corporation Finance

February 12, 2021

For the foregoing reasons, the Company respectfully advises the Staff that it believes there is no requirement for the Company to name the Third Party Report Provider in the Registration Statement or file the consent of the Third Party Report Provider as an exhibit thereto.

*             *            *

Securities and Exchange Commission

Division of Corporation Finance

February 12, 2021

If you have any questions regarding Amendment No. 2 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Scott M. Rajeski Latham Topco, Inc. J. Mark Borseth Latham Topco, Inc. Jason Duva, Esq. Latham Topco, Inc. Ian D. Schuman, Esq. Latham & Watkins LLP Erika Weinberg, Esq. Latham & Watkins LLP